Exhibit 97.1

CLAWBACK POLICY

AMENDMENTS TO THE COMPENSATION POLICY

Section 10 of the Compensation Policy shall be hereby amended and restated as follows:

10.	Compensation Recovery (“Clawback”)

10.1For purposes of this Section 10, the following terms shall have the following meanings:

“Applicable Recovery Period” means the three completed fiscal years immediately preceding the Calculation Date for a Material Financial Accounting Restatement. In addition, in the event AudioCodes has changed its fiscal year: (i) any transition period of less than nine months occurring within or immediately following such three completed fiscal years shall also be part of such Applicable Recovery Period; and (ii) any transition period of nine to 12 months will be deemed to be a completed fiscal year.

“Applicable Rules” means, collectively: (i) the Companies Law; (ii) any rules or regulations adopted by NASDAQ pursuant to Rule 10D-1 under the Exchange Act; (iii) any applicable rules or regulations promulgated by the SEC pursuant to Section 10D of the Exchange Act; and (iv) any other applicable rules or standards adopted by the SEC or any national securities exchange on which AudioCodes’ securities are listed from time to time.

“Calculation Date” means, with respect to a Material Financial Accounting Restatement, the earlier to occur of: (i) the date the Board of Directors or the Audit Committee of the Board of Directors concludes, or reasonably should have concluded, that AudioCodes is required to prepare the Material Financial Accounting Restatement; or (ii) the date a court, regulator or other legally authorized body directs AudioCodes to prepare the Material Financial Accounting Restatement.

“Covered Person” means any Executive Officer. A person’s status as a Covered Person with respect to Erroneously Awarded Compensation shall be determined as of the time of receipt of such Erroneously Awarded Compensation regardless of such person’s current role or status with AudioCodes (e.g., if a person began service as an Executive Officer after the beginning of an Applicable Recovery Period, that person would not be considered a Covered Person with respect to Erroneously Awarded Compensation received before the person began service as an Executive Officer, but would be considered a Covered Person with respect to Erroneously Awarded Compensation received after the person began service as an Executive Officer where such person served as an Executive Officer at any time during the performance period for such Erroneously Awarded Compensation).

“Effective Date” means October 25, 2023.

“Erroneously Awarded Compensation” means the amount of any Incentive-Based Compensation received by a Covered Person on or after the Effective Date and during the Applicable Recovery Period that exceeds the amount that otherwise would have been received by the Covered Person had such compensation been determined based on the restated amounts in the Material Financial Accounting Restatement, computed without regard to any taxes paid. Calculation of Erroneously Awarded Compensation with respect to Incentive-Based Compensation based on share price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in a Material Financial Accounting Restatement, shall be based on a reasonable estimate of the effect of the Material Financial Accounting Restatement on the share price or total shareholder return upon which the Incentive-Based Compensation was received, and AudioCodes shall maintain documentation of the determination of such reasonable estimate and provide such documentation to NASDAQ in accordance with the Applicable Rules. Incentive-Based Compensation is deemed received, earned or vested when the Financial Reporting Measure is attained, not when the actual payment, grant or vesting occurs.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Financial Reporting Measures” mean measures that are determined and presented in accordance with the accounting principles used in preparing AudioCodes’s financial statements, any measures that are derived wholly or in part from such measures (including, for example, a non-GAAP financial measure), and share price and total shareholder return.

“Incentive-Based Compensation” means any compensation provided, directly or indirectly, by AudioCodes or any of its subsidiaries that is granted, earned, or vested based, in whole or in part, upon the attainment of a Financial Reporting Measure and any equity-based compensation provided by AudioCodes or any of its subsidiaries, including, without limitation, stock options, restricted stock awards, restricted stock units and stock appreciation rights.

“Material Financial Accounting Restatement” means a restatement of previously issued financial statements of AudioCodes due to the material noncompliance of AudioCodes with any financial reporting requirement under the securities laws, including any required restatement to correct an error in previously-issued financial statements that is material to the previously-issued financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

“NASDAQ” means the Nasdaq Stock Market LLC.

“SEC” means the United States Securities and Exchange Commission.

10.2 The Board of Directors believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability. The Board of Directors has therefore adopted the provisions set forth under this Section 10, sets forth the circumstances and procedures under which AudioCodes shall recover Erroneously Awarded Compensation from Covered Persons in accordance with the Applicable Rules.

10.3 In the event AudioCodes is required to prepare a Material Financial Accounting Restatement, AudioCodes shall recover reasonably promptly from the applicable Executive Officers all Erroneously Awarded Compensation with respect to such Material Financial Accounting Restatement; provided, that, AudioCodes may elect not to recover Erroneously Awarded Compensation pursuant to this Policy if the Compensation Committee determines that recovery would be impracticable, and one or more of the following conditions, together with any further requirements set forth in the Applicable Rules, are met: (i) the direct expense paid to a third party, including outside legal counsel, to assist in enforcing this Policy would exceed the amount to be recovered, and AudioCodes has made a reasonable attempt to recover such Erroneously Awarded Compensation; (ii) recovery would likely cause an otherwise tax-qualified retirement plan to fail to be so qualified under applicable regulations; or (iii) in the event of a Material Financial Accounting Restatement required due to changes in the applicable financial reporting standards (as determined by the Company’s independent auditor).

10.4 To the extent that, pursuant to this Policy, AudioCodes is entitled to recover any Erroneously Awarded Compensation that is received by a Covered Person, the gross amount received (i.e., the amount the Covered Person received, or was entitled to receive, before any deductions for tax withholding or other payments) shall be returned by the Covered Person. For purposes of this Policy, when compensation is deemed to be “granted,” “earned” or “vested,” the date on which a restatement shall be deemed to be required, and the type of restatement for which this provision shall apply, shall be as provided in the Applicable Rules.

10.5 The Compensation Committee shall determine, in its sole discretion, the method for recovering Erroneously Awarded Compensation hereunder, which may include, without limitation, any one or more of the following: (i) requiring reimbursement of cash Incentive-Based Compensation previously paid; (ii) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards; (iii) cancelling or rescinding some or all outstanding vested or unvested equity-based awards; (iv) adjusting or withholding from unpaid compensation or other set-off; (v) cancelling or offsetting against planned future grants of equity-based awards; and/or (vi) any other method permitted by applicable law or contract.

10.6 Notwithstanding the foregoing, a Covered Person will be deemed to have satisfied such person’s obligation to return Erroneously Awarded Compensation to AudioCodes if such Erroneously Awarded Compensation is returned in the exact same form in which it was received; provided, that, equity withheld to satisfy tax obligations will be deemed to have been received in cash in an amount equal to the tax withholding payment made.

10.7 This Policy shall be interpreted in a manner that is consistent with the Applicable Rules and any other applicable law. The Compensation Committee shall take into consideration any applicable interpretations and guidance of the SEC in interpreting this Policy, including, for example, in determining whether a financial restatement qualifies as a Material Financial Accounting Restatement hereunder. Any provision of the Applicable Rules required by the SEC or NASDAQ, as the case may be, shall be deemed to comply with this Policy. To the extent the Applicable Rules require recovery of Incentive-Based Compensation in additional circumstances besides those specified above, nothing in this Policy shall be deemed to limit or restrict the right or obligation of AudioCodes to recover Incentive-Based Compensation to the fullest extent required by the Applicable Rules.

10.8 This Policy shall be binding and enforceable against all Executive Officers and, to the extent required by the Applicable Rules, their beneficiaries, heirs, executors, administrators, or other legal representatives. Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to AudioCodes under applicable law, regulation, or rule pursuant to the terms of any policy of AudioCodes or any provision in any employment agreement, equity award agreement, compensatory plan, agreement, or other arrangement. AudioCodes shall file this Policy and, in the event of a Material Financial Accounting Restatement, will disclose information related to such Material Financial Accounting Restatement in accordance with applicable law, including, for the avoidance of doubt, the Applicable Rules.

10.9 Notwithstanding anything to the contrary set forth in any agreement with, or the organizational documents of, AudioCodes or any of its subsidiaries, Covered Persons are not and shall not be entitled to indemnification for Erroneously Awarded Compensation or for any claim or losses arising out of or in any way related to Erroneously Awarded Compensation recovered under this Policy.

10.10 The Board of Directors and the Compensation Committee are each authorized to interpret and construe this Section 10 and to make all determinations necessary, appropriate, or advisable for the administration of the Applicable Rules. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of the Applicable Rules. Nothing in this Section 10 derogates from any other “clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of any applicable securities laws or other laws, regulations or listing standards.

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